1801 California Street, Suite 5200 Denver, Colorado 80202

December 18, 2020

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Trust” or “Registrant”)

Form N-14 / File No. 333-249844

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on the Registration Statement on Form N-14 (the “Registration Statement”) filed pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), with the Commission on November 4, 2020 (Accession Number: 0001193125-20-285454), relating to the proposed reorganization (the “Reorganization”) of Transamerica Dynamic Income (“Target Fund”) into Transamerica Multi-Asset Income (“Destination Fund”). The Target Fund and Destination Fund, both series of the Trust, are sometimes referred to herein as a “Fund.”

Below are the Staff’s comments, which were conveyed to the Registrant on November 10, 2020 and November 16, 2020, and the Registrant’s responses thereto.

1.

Comment: Please confirm that all disclosure requirements with respect to virtual shareholder meetings have been included in the Fund’s prospectus and proxy card in accordance with Staff guidance on virtual meetings.

Response: The Registrant so confirms.

2.	Comment: The Staff notes that the Registrant should file a revised Opinion of Counsel that removes the following language in the second to last paragraph of the opinion (see Staff Legal Bulletin 19):

“…	in accordance with the Declaration and the Resolutions….”

Response: The Registrant has made changes to the Opinion of Counsel consistent with the Staff’s comment. The Registrant will file a copy of the final, executed Opinion of Counsel as an exhibit to a post-effective amendment to the Registration Statement.

3.

Comment: In the “Where to Get More Information” section, please confirm whether the Destination Fund’s prospectus was intentionally not incorporated by reference because all of the relevant information is included in the Registration Statement.

Response: The Registrant so confirms.

4.

Comment: In the “Questions and Answers – Why did the Trustees Approve the Reorganization” section, as well as the “How do the Target Fund and the Destination Fund compare? – Investment Strategy” section, please clarify what is meant by… “the Destination Fund is a ‘fund of securities’.”

Response: The Registrant has made certain revisions to the noted disclosure in response to the Staff’s comment.

5.

Comment: In the “Questions and Answers – Why did the Trustees Approve the Reorganization” section, please clarify what is meant by “the Target Fund shareholders are expected to experience lower total expenses…” Please state that pro-forma total net expenses will be lower through March 1, 2022, if applicable.

Response: The Registrant has revised the relevant disclosure in response to the Staff’s comment.

6.

Comment: In the “Who Bears the Expenses Associated with the Reorganization?” section, please revise the disclosure to clarify that the costs of the Reorganization will be borne by either or both parties and not the Funds, regardless of whether the Reorganization closes.

Response: The Registrant has made changes to the relevant disclosure in response to the Staff’s comment.

7.

Comment: The Registrant discloses in the “Proposal I – Approval of Agreement and Plan of Reorganization – Summary” section that the Target Fund and the Destination Fund have similar principal investment strategies and policies and related risks. The Staff notes that this should also be disclosed in the “Questions and Answers – Why did the Trustees Approve the Reorganization” section.

Response: The Registrant has made changes to the answer to the noted question consistent with the Staff’s comment.

8.

Comment: Please confirm in correspondence that “The Funds’ Fees and Expenses” section are current fees per Item 3a of Form N-1A. Additionally, please explain why the date of the expense information for the Funds differs from the date of the pro-forma information provided.

Response: The Registrant so confirms. The Registrant further notes that the Funds’ fee and expense information is presented as of the most recent practicable date, and the financial statements are provide as of the date of the Registrant’s most recent shareholder report.

9.

Comment: The Staff notes that the pro-forma expense information for the Destination Fund will be lower for all classes, except for Class I shares. Please revise the applicable “Question and Answer” disclosure accordingly.

Response: The Registrant has revised the relevant disclosure in response to the Staff’s comment.

10.	Comment: Please confirm that there will be no expense recapture of amounts previously waived for the Target Fund after the Reorganization.

Response: The Registrant so confirms.

11.	Comment: In the “Funds’ Fees and Expenses – Annual Fund Operating Expenses” table, please revise the language in footnote (4), as well as the similar language in footnote (5) as follows:

“A class may reimburse TAM only if such reimbursement does not cause, on any particular business day of the fund, the class’ total annual operating expenses (after the reimbursement is taken into account) to exceed the applicable limits described above or ~~any other lower limit then in effect~~ the expense cap in place at the time such amounts were waived or reimbursed.

Response: The Staff’s comment has been noted, but the Registrant notes that the noted language is standard disclosure appearing in applicable prospectuses and summary prospectuses across the Registrant’s fund complex. The Registrant is planning to revise the language in connection with the Registrant’s next annual update.

12.

Comment: That Staff notes that Class C shares have a contingent deferred sales charge. In the “Funds’ Fees and Expenses – Example” section, please confirm the following statement is accurate or revise accordingly:

“Costs are the same whether you redeem at the end of any period or not.”

Response: The Registrant has deleted the referenced disclosure.

13.	Comment: In “The Board’s Evaluation and Recommendation” section, please state whether the Board’s approval of the Reorganization was unanimous.

Response: The Registrant has reflected that the Board’s approval of the Reorganization was unanimous.

14.

Comment: In the “Other Important Information Concerning the Reorganization – Portfolio Securities” section, please specify the (i) the estimated brokerage costs to be incurred in connection with the portfolio repositioning (total dollar amount and per share amount); and (ii) the estimated capital gains to be incurred in connection with such repositioning (total dollar amount and per share amount).

Response: The Registrant has provided the requested disclosure with respect to item (i) in response to the Staff’s comment. With respect to item (ii), the Registrant notes that it is currently expected that the portfolio repositioning following the Reorganization will result in a net capital loss for the combined Destination Fund, and the relevant disclosure has been added to the section.

15.	Comment: Please include, where directed, a hyperlink to Exhibit A (the Agreement and Plan of Reorganization) in the Proxy Statement/Prospectus.

Response: The Registrant has included the hyperlink.

16.

Comment: In the “Terms of the Agreement and Plan of Reorganization—Agreement and Plan of Reorganization – Conditions to Closing the Reorganization” section, please clarify that the stated condition cannot be waived.

Response: The Registrant has made changes to the disclosure consistent with the Staff’s comment.

17.	Comment: In the “Tax Status of the Reorganization” section, please confirm that the per share distribution amount listed in the table for the Target Fund is accurate.

Response: The Registrant so confirms.

18.	Comment: Please include a hyperlink to the Registrant’s settlement order in the “Legal Proceedings” section of the Proxy Statement/Prospectus.

Response: The Registrant has included the hyperlink.

19.	Comment: Please file the final, executed Agreement and Plan of Reorganization with the Proxy Statement/Prospectus.

Response: The Registrant will file a copy of the final, executed Agreement and Plan of Reorganization as an exhibit to the post-effective amendment to which the final, executed tax opinion letter is filed as an exhibit.

Additional SEC Accounting comments conveyed to the Registrant on November 16, 2020:

20.

Comment: In the “Funds’ Fees and Expenses – Annual Fund Operating Expenses” table, please confirm the expenses subject to recoupment of the Target Fund will not be carried over to the Destination Fund.

Response: The Registrant so confirms.

21.	Comment: Please confirm any potential recoupment of previously waived expenses by the Destination Fund is accurately reflected in the pro-forma information.

Response: The Registrant so confirms.

22.

Comment: In the “Other Important Information Concerning the Reorganization – Portfolio Securities” section, please disclose the estimated cost to shareholders regarding the capital gains distribution, including per share amounts.

Response: Please see the Registrant’s response to Comment 14 above.

Please direct any comments or questions concerning this filing to the undersigned at 720-493-4249.

Very truly yours,

/s/ Erin D. Nelson
Erin D. Nelson
Secretary and Chief Legal Officer
Transamerica Asset Management, Inc.

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